                                 UNITED STATES                                      --------------------------
                      SECURITIES AND EXCHANGE COMMISSION                                   OMB APPROVAL
                            WASHINGTON, D.C. 20549                                  --------------------------
                                                                                    OMB Number: 3235-0360
                                 FORM N-17f-2                                       --------------------------
                                                                                    Expires: July 31, 2006
              Certificate of Accounting of Securities and Similar                   --------------------------
                         Investments in the Custody of                              Estimated average burden
                        Management Investment Companies                             hours per response...1.0
                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]                        --------------------------

--------------------------------------------------------------------------------------------------------------
1. Investment Company Act File Number:                                          Date examination completed:

811-07680, 811-07687, 811-05309, 811-03313, 811-05642, 811-07678, 811-21193,              May 31, 2005
811-06404, 811-06640, 811-07444, 811-07838
--------------------------------------------------------------------------------------------------------------
2. State identification Number:
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     AL                AK                AZ                AR                CA                CO
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     CT                DE                DC                FL                GA                HI
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     ID                IL                IN                IA                KS                KY
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     LA                ME                MD                MA                MI                MN
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     MS                MO                MT                NE                NV                NH
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     NJ                NM                NY                NC                ND                OH
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     OK                OR                PA                RI                SC                SD
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     TN                TX                UT                VT                VA                WA
     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------
     WV                WI                WY                PUERTO RICO
     ---------------   ---------------   ---------------   ---------------------------------------------------
     Other (specify):
--------------------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:

First American Investment Funds, Inc., First American Funds, Inc., American Income Fund, Inc.,
American Municipal Income Portfolio Inc., First American Minnesota Principal Income Fund II, Inc., Minnesota
Municipal Income Portfolio Inc., First American Strategy Funds, Inc., American Strategic Income Portfolio Inc.,
American Strategic Income Portfolio Inc. II, American Strategic Income Portfolio Inc. III, American Select
Portfolio Inc.

--------------------------------------------------------------------------------------------------------------
4. Address of principal executive office (number, street, city, state, zip code):
   800 Nicollet Mall
   Minneapolis, MN 55402
--------------------------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-91)

SEC'S COLLECTION OF INFORMATION

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company's securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. Section 3507. Responses to this collection of information will not be kept confidential.

                 Management Statement Regarding Compliance With
            Certain Provisions of the Investment Company Act of 1940

August 12, 2005

I, as a member of management of the Equity Index Fund, Mid Cap Index Fund, Small Cap Index Fund, Real Estate Securities Fund, Technology Fund, Small Cap Growth Opportunities Fund, Small Cap Value Fund, Small Cap Select Fund, Mid Cap Value Fund, Mid Cap Growth Opportunities Fund, Large Cap Value Fund, Large Cap Select Fund, Large Cap Growth Opportunities Fund, Balanced Fund, Equity Income Fund, Corporate Bond Fund, Core Bond Fund, Intermediate Term Bond Fund, U.S. Government Mortgage Fund, Intermediate Government Bond Fund, High Income Bond Fund, Short Term Bond Fund, Inflation Protected Securities Fund, Arizona Tax Free Fund, California Intermediate Tax Free Fund, California Tax Free Fund, Colorado Intermediate Tax Free Fund, Colorado Tax Free Fund, Intermediate Tax Free Fund, Minnesota Intermediate Tax Free Fund, Minnesota Tax Free Fund, Missouri Tax Free Fund, Nebraska Tax Free Fund, Ohio Tax Free Fund, Oregon Intermediate Tax Free Fund, Short Tax Free Fund, and Tax Free Fund of the First American Investment Funds, Inc. (referred to collectively as the Funds), am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2005, and from April 30, 2005 through May 31, 2005.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2005, and from April 30, 2005 through May 31, 2005, with respect to securities reflected in the investment accounts of the Funds.


/s/ Charles Gariboldi
------------------------------------
Charles Gariboldi
Treasurer
First American Investment Funds, Inc.

             Report of Independent Registered Public Accounting Firm

The Board of Directors
First American Investment Funds, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Equity Index Fund, Mid Cap Index Fund, Small Cap Index Fund, Real Estate Securities Fund, Technology Fund, Small Cap Growth Opportunities Fund, Small Cap Value Fund, Small Cap Select Fund, Mid Cap Value Fund, Mid Cap Growth Opportunities Fund, Large Cap Value Fund, Large Cap Select Fund, Large Cap Growth Opportunities Fund, Balanced Fund, Equity Income Fund, Corporate Bond Fund, Core Bond Fund, Intermediate Term Bond Fund, U.S. Government Mortgage Fund, Intermediate Government Bond Fund, High Income Bond Fund, Short Term Bond Fund, Inflation Protected Securities Fund, Arizona Tax Free Fund, California Intermediate Tax Free Fund, California Tax Free Fund, Colorado Intermediate Tax Free Fund, Colorado Tax Free Fund, Intermediate Tax Free Fund, Minnesota Intermediate Tax Free Fund, Minnesota Tax Free Fund, Missouri Tax Free Fund, Nebraska Tax Free Fund, Ohio Tax Free Fund, Oregon Intermediate Tax Free Fund, Short Tax Free Fund, and Tax Free Fund of the First American Investment Funds, Inc. (referred to collectively as the Funds) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the Act) as of May 31, 2005. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2005, and with respect to agreement of security purchases and sales, for the period from April 30, 2005 through May 31, 2005:

  - Count and inspection of all securities located in the vault of U.S. Bank National Association (the Custodian) in Milwaukee, Wisconsin, without prior notice to management.

  - Confirmation of all securities held by institutions in book entry form (Bank of New York, Depository Trust Company, and Federal Reserve) without prior notice to management.

  - Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges, or transfer agents.

  - Reconciliation of all such securities to the books and records of the Funds and the Custodian.

  - Agreement of ten security purchases and ten security sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of May 31, 2005, with respect to securities reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                               /s/ Ernst & Young LLP


Minneapolis, Minnesota
August 12, 2005

                 Management Statement Regarding Compliance With
            Certain Provisions of the Investment Company Act of 1940

August 12, 2005

I, as a member of management of the Government Obligations Fund, Prime Obligations Fund, Tax Free Obligations Fund, Treasury Obligations Fund, Treasury Reserve Fund, and U.S. Treasury Fund of the First American Funds, Inc. (referred to collectively as the Funds), am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2005, and from April 30, 2005 through May 31, 2005.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2005, and from April 30, 2005 through May 31, 2005, with respect to securities reflected in the investment accounts of the Funds.


/s/ Charles Gariboldi
------------------------------
Charles Gariboldi
Treasurer
First American Funds, Inc.

             Report of Independent Registered Public Accounting Firm

The Board of Directors
First American Funds, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Government Obligations Fund, Prime Obligations Fund, Tax Free Obligations Fund, Treasury Obligations Fund, Treasury Reserve Fund, and U.S. Treasury Fund of the First American Funds, Inc. (referred to collectively as the Funds) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the Act) as of May 31, 2005. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2005, and with respect to agreement of security purchases and sales, for the period from April 30, 2005 through May 31, 2005:

  - Confirmation of all securities held by institutions in book entry form (Bank of New York, Depository Trust Company, and Federal Reserve Bank of Boston) without prior notice to management.

  - Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges, or transfer agents.

  - Reconciliation of all such securities to the books and records of the Funds and the Custodian.

  - Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian's records.

  - Agreement of two security purchases and two security sales or maturity since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of May 31, 2005, with respect to securities reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                               /s/ Ernst & Young LLP


Minneapolis, Minnesota
August 12, 2005

                 Management Statement Regarding Compliance With
            Certain Provisions of the Investment Company Act of 1940

August 12, 2005

I, as a member of management of the American Income Fund, Inc., American Municipal Income Portfolio Inc., First American Minnesota Municipal Income Fund II, Inc., and Minnesota Municipal Income Portfolio Inc. (referred to collectively as the Funds), am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2005, and from April 30, 2005 through May 31, 2005.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2005, and from April 30, 2005 through May 31, 2005, with respect to securities reflected in the investment accounts of the Funds.


/s/ Charles Gariboldi
------------------------------
Charles Gariboldi
Treasurer
American Income Fund, Inc.
American Municipal Income Portfolio Inc.
First American Minnesota Municipal Income Fund II, Inc.
Minnesota Municipal Income Portfolio Inc.

             Report of Independent Registered Public Accounting Firm

The Board of Directors
American Income Fund, Inc.
American Municipal Income Portfolio Inc.
First American Minnesota Municipal Income Fund II, Inc.
Minnesota Municipal Income Portfolio Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that the American Income Fund, Inc., American Municipal Income Portfolio Inc., First American Minnesota Municipal Income Fund II, Inc., and Minnesota Municipal Income Portfolio Inc. (referred to collectively as the Funds) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Act as of May 31, 2005. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2005, and with respect to agreement of security purchases and sales, for the period from April 30, 2005 through May 31, 2005:

  - Count and inspection of all securities located in the vault of U.S. Bank National Association (the Custodian) in Milwaukee, Wisconsin, without prior notice to management.

  - Confirmation of all securities held by institutions in book entry form (Bank of New York, Depository Trust Company, and Federal Reserve Bank of Boston) without prior notice to management.

  - Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges, or transfer agents.

  - Reconciliation of all such securities to the books and records of the Funds and the Custodian.

  - Agreement of four security purchases and four security sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of May 31, 2005, with respect to securities reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                               /s/ Ernst & Young LLP


Minneapolis, Minnesota
August 12, 2005

                 Management Statement Regarding Compliance With
            Certain Provisions of the Investment Company Act of 1940

August 12, 2005

I, as a member of management of the Aggressive Allocation Fund, Growth & Income Allocation Fund, Growth Allocation Fund, and Income Allocation Fund of the First American Strategy Funds, Inc. (referred to collectively as the Funds), am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2005, and from April 30, 2005 through May 31, 2005.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2005, and from April 30, 2005 through May 31, 2005, with respect to securities reflected in the investment accounts of the Funds.


/s/ Charles Gariboldi
------------------------------
Charles Gariboldi
Treasurer
First American Strategy Funds, Inc.

             Report of Independent Registered Public Accounting Firm

The Board of Directors
First American Strategy Funds, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Aggressive Allocation Fund, Growth & Income Allocation Fund, Growth Allocation Fund, and Income Allocation Fund of the First American Strategy Funds, Inc. (referred to collectively as the Funds) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2005. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion non management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2005, and with respect to agreement of security purchases and sales, for the period from April 30, 2005 through May 31, 2005:

  - Confirmation of all securities held by institutions in book entry form (Bank of New York, Depository Trust Company, and Federal Reserve Bank of Boston) without prior notice to management.

  - Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges, or transfer agents.

  - Reconciliation of all such securities and investments to the books and records of the Funds and the Custodian.

  - Agreement of one security purchase and one security sale or maturity since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of May 31, 2005, with respect to securities reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                               /s/ Ernst & Young LLP


Minneapolis, Minnesota
August 12, 2005

                 Management Statement Regarding Compliance With
            Certain Provisions of the Investment Company Act of 1940

August 12, 2005

I, as a member of management of the American Strategic Income Portfolio Inc., American Strategic Income Portfolio Inc. II, American Strategic Income Portfolio Inc. III, and American Select Portfolio Inc. (referred to collectively as the Funds), am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2005, and from April 30, 2005 through May 31, 2005.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2005, and from April 30, 2005 to May 31, 2005, with respect to securities reflected in the investment accounts of the Funds.



/s/ Charles Gariboldi
------------------------------
Charles Gariboldi
Treasurer
American Strategic Income Portfolio Inc.
American Strategic Income Portfolio Inc. II
American Strategic Income Portfolio Inc. III
American Select Portfolio Inc.

             Report of Independent Registered Public Accounting Firm

The Board of Directors
American Strategic Income Portfolio Inc.
American Strategic Income Portfolio Inc. II
American Strategic Income Portfolio Inc. III
American Select Portfolio Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that American Strategic Income Portfolio Inc., American Strategic Income Portfolio Inc. II, American Strategic Income Portfolio Inc. III, and American Select Portfolio Inc. (referred to collectively as the Funds) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of May 31, 2005. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2005, and with respect to agreement of security purchases and sales, for the period from April 30, 2005 through May 31, 2005:

  - Count and inspection of all securities located in the vault of U.S. Bank National Association (the Custodian) in Milwaukee, Wisconsin, without prior notice to management.

  - Count and inspection of underlying documentation of securities in whole loans designated as being held in the vault of the Custodian in St. Paul, Minnesota, without prior notice to management.

  - Review of underlying documentation maintained by the Custodian for securities in whole loans in transit with the respective loan servicer organization.

  - Confirmation of all securities held by the Federal Reserve Bank of Boston and the Depository Trust Company in book entry form.

  - Reconciliation of confirmation results as to all such securities in whole loans to the books and records of the Funds and the Custodian.

  - Confirmation of all reverse repurchase agreements with brokers/banks and agreement of underlying collateral with Custodian records.

  - Agreement of four security purchases and four security sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2005, with respect to securities reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                               /s/ Ernst & Young LLP


Minneapolis, Minnesota
August 12, 2005

                                        2